SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Health Management Associates, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

421933 10 2 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 421933 10 2

13G

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) William J. Schoen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 7,175,000 6. Shared Voting Power: 298,538 7. Sole Dispositive Power: 7,182,359 8. Shared Dispositive Power: 6,365,550

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,547,909

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 421933 10 2

Item 1	(a).	Name of Issuer:

Health Management Associates, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

5811 Pelican Bay Boulevard, Suite 500 Naples, Florida 34108-2710

Item 2	(a).	Name of Person Filing:

William J. Schoen

Item 2	(b).	Address of Principal Business Office, or, if none, Residence:

Health Management Associates, Inc. 5811 Pelican Bay Blvd., Suite 500 Naples, Florida 34108-2710

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Class A Common Stock, $.01 par value

Item 2	(e).	CUSIP Number:

421933 10 2

Item 3.	Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not Applicable

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:13,547,909 shares

Such amount consists of: (a) 7,175,000 shares issuable upon exercise of currently exercisable options; (b) an aggregate of 6,067,012 shares held by various trusts of which Mr. Schoen is settlor, trustee and/or beneficiary; (c) 7,359 shares held in Mr. Schoen’s account under the Company’s Retirement Savings Plan, as to which shares he has dispositive power only; and (d) 298,538 shares held by the Schoen Foundation, of which Mr. Schoen is Chairman and a member of the Board of Trustees.

	(b)	Percent of Class: 5.4%

CUSIP No. 421933 10 2

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 7,175,000

(ii) shared power to vote or to direct the vote: 298,538

(iii) sole power to dispose or direct the disposition of: 7,182,359

(iv) shared power to dispose or direct the disposition of: 6,365,550

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 421933 10 2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004	/s/ William J. Schoen

William J. Schoen